Exhibit 99.2

TORM plc Third Quarter Report 2021

“The market for refined oil is at present negatively impacted by the restricted crude supply not meeting demand, thereby drawing onshore stocks resulting in stock levels that are below five-year lows in several regions. This imbalance has led to historically low product tanker freight rates in the third quarter of 2021, resulting in an EBITDA of USD 30.4m and a loss before tax of USD -14.1m,” says Executive Director Jacob Meldgaard and adds: In these challenging times, TORM continues a relentless focus on operational efficiency while maintaining a solid liquidity and capital structure.”

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In the third quarter of 2021, TORM achieved TCE rates of USD/day 12,854 (2020, same period: USD/day 16,762) and an EBITDA of USD 30.4m (2020, same period: USD 43.4m). The loss before tax amounted to USD -14.1m (2020, same period a profit of USD 1.0m), and loss per share (EPS) was USD -0.18 or DKK -1.14 (2020, same period earnings per share: USD 0.01 or DKK 0.05). Cash flow from operating activities was positive at USD 12.0m in the third quarter of 2021 (2020, same period: USD 52.5m), and Return on Invested Capital (RoIC) was -0.9% (2020, same period: 2.7%).

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In the third quarter of 2021, the product tanker market was negatively influenced by lockdowns in Asia and Hurricane Ida related refinery outages in the US Gulf, which were only partly offset by increasing long haul flows to the Atlantic basin where product inventories have fallen to below five-year lows. This was aggravated by the weak crude tanker market, where crude supply is still lagging demand, and the market continues to rely on inventory draws. The unsustainable imbalance between supply and demand has resulted in historically low product tanker freight rates in the third quarter of 2021.

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During the COVID-19 pandemic, TORM has fully maintained its operations. The One TORM platform has secured high safety performance during the third quarter, while keeping operating expenses at a competitive level. TORM is using every opportunity to get sea staff vaccinated. In various ports in the US and Europe, TORM has successfully conducted 67 vaccination drives for our vessels and has vaccinated more than 900 crew members. Further, TORM has shown the great value of the One TORM platform by successfully integrating the 11 vessels acquired earlier this year into the fleet, despite the very challenging times.

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During the third quarter of 2021, TORM took delivery of the remaining two of the eight 2007-2012 built MR product tanker vessels from Team Tankers Deep Sea Ltd. TORM also took delivery of TORM Kiara (previously named Nissos Heraclea), the last of three LR2 vessels acquired from Okeanis Eco Tankers Corp. All three vessels announced earlier this year.

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Early in the third quarter TORM completed the sale and leaseback of the two LR2 vessels TORM Hellerup and TORM Herdis,with an existing Chinese financial institution at attractive terms. After 30 September 2021, TORM obtained commitment from a new Chinese financial institution for the sale and operational leaseback of nine existing MR vessels built from 2010 to 2012. The transactions are expected to be completed during the fourth quarter of 2021 and the first quarter of 2022 with a liquidity contribution of USD 75.5m, and they underline TORM’s ability to obtain attractively priced and diversified operational lease financing.

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As of 30 September 2021, TORM’s available liquidity was USD 185.5m consisting of USD 109.9m in cash and cash equivalents, including restricted cash and USD 75.6m available sale and leaseback financing related to the financing of the two newbuildings expected to be delivered in the fourth quarter of 2021 and the first quarter of 2022. Cash and cash equivalents include USD 5.7 m in restricted cash, primarily related to collateral for financial instruments. As of 30 September 2021, net interest-bearing debt amounted to USD 938.2m, and TORM’s net loan-to-value (LTV) ratio was 53.6%.

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Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,886.1m as of end September 2021. Compared to broker valuations as of 30 June 2021, the market value of the fleet decreased by USD 17.4m when adjusted for acquired and sold vessels in Q3 2021. The book value of TORM’s fleet was USD 1,953,2 as of 30 September 2021 excluding outstanding payments on the newbuildings and secondhand vessels. The outstanding installments include payment for scrubbers related to the two LR2 newbuildings.

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As of 30 September 2021, TORM had installed 50 scrubbers out of 53 planned and the remaining 3 are expected to be installed during the remainder of 2021 and the first quarter of 2022, including two on the LR2 newbuildings.

Announcement no. 30 / 10 November 2021	TORM plc Third Quarter Report 2021	Page 1 of 2

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As of 30 September 2021, 27% of the remaining total earning days in 2021 were covered at an average rate of USD/day 13,880. As of 07 November 2021, the coverage for the fourth quarter of 2021 was 69% at USD/day 12,985. For the individual segments, the coverage was 69% at USD/day16,053 for LR2, 54% at USD/day 15,182 for LR1, 71% at USD/day 12,148 for MR and 72% at USD/day 10,208 for Handysize.

CONFERENCE CALL AND WEBCAST

TORM will be hosting a conference call for investors and financial analysts today at 09:00 am Eastern Time / 03:00 pm Central European Time. If you wish to participate in the call, please dial +45 3271 4988 (or +1 (760) 294 1674 for US connections) at least ten minutes prior to the start of the call to ensure connection. The operator will guide you to the right conference room. The presentation can be downloaded from https://investors.torm.com.There will be a simultaneous live webcast via TORM’s website https://investors.torm.com. Participants should register on the website approximately ten minutes prior to the start of the webcast.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Andreas Abildgaard-Hein, IR, tel.: +45 3917 9339	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM

TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 30 / 10 November 2021	TORM plc Third Quarter Report 2021	Page 2 of 2